Mail Stop 3561

April 10, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Rick Davis
Senior Vice President and Chief Financial Officer
4740 Agar Drive
Richmond, British Columbia
Canada V7B 1A3

   Re: CHC Helicopter Corporation
     Form 20-F for the year ended April 30, 2006
     Filed September 18, 2006
     File No. 001-31472

Dear Mr. Davis:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

       Sincerely,

       Linda Cvrkel
       Branch Chief